UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRUEYOU.COM, INC.

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

897876108

(CUSIP Number)

May 31, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ ☐ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PEQUOT CAPITAL MANAGEMENT, INC.

06-1524885

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☐

3	SEC Use Only

4	Citizenship or Place of Organization

CONNECTICUT

	5	Sole Voting Power
Number of Shares		1,746,460,655
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,872,713,118
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,872,713,118

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

99.1%

12	Type of Reporting Person (See Instructions)
IA, CO

Page 3 of 5 Pages

Item	1(a)	Name of Issuer: Trueyou.com, Inc. (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:
Building No. 501, 5th Floor, 7 Corporate Park, Norwalk, CT 06851

Item	2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:
Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880,
which is a Connecticut corporation.

2(d)	Title of Class of Securities: Common Stock, $0.001 par value

2(e)	CUSIP Number: 897876108

Item	3.	This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item	4.	Ownership:

Ownership as of May 31, 2007 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of the Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of: (i) 23,548,962 shares of Common Stock issuable upon exercise of a warrant to purchase 2,354.8962 shares (the “Series B Shares”) of Series B Convertible Preferred Stock of the Issuer, par value $0.001 per share (the “Series B Preferred Stock”), which converts into Common Stock at the rate of one share of Series B Preferred Stock to 10,000 shares of Common Stock; (ii) 1,841,899,938 shares of Common Stock issuable upon the conversion of 1,841.899937 shares (the “Series E Shares”) of Series E Convertible Preferred Stock of the Issuer, par value $0.001 per share (the “Series E Preferred Stock”), which converts into Common Stock at the rate of one share of Series E Preferred Stock to 1,000,000 shares of Common Stock; and (iii) 7,264,218 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock (the “Common Stock Warrant”). The Series B and E Preferred Stock will automatically convert into Common Stock after the Issuer amends its Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable (i) all of the shares of Series E Preferred Stock to be converted at the applicable conversion number, and (ii) all shares of Series B Preferred Stock to be converted in accordance with their terms (the “Authorized Share Increase”). The Series E Preferred Stock is convertible into Common Stock at the option of the holder thereof at any time after the Authorized Share Increase. If the Common Stock Warrant is exercised prior to the Authorized Share Increase, the Common Stock Warrant is exercisable to purchase an equivalent amount of Series B Preferred Stock.

Item	5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Page 4 of 5 Pages

Item      6.              Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Act, six accounts of the Reporting Person, Pequot Scout Fund, L.P., Pequot Navigator Offshore Fund, Inc., Pequot Healthcare Fund, L.P. , Pequot Healthcare Offshore Fund, Inc., Pequot Healthcare Institutional Fund, L.P. and Premium Series PCC Limited Cell 32, each owns of record more than 5% of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2007	PEQUOT CAPITAL MANAGEMENT, INC.
	By:	/s/ Aryeh Davis
	Name:	Aryeh Davis
	Title:	Chief Operating Officer,
eneral Counsel and Secretary